DLA Piper Rudnick Gray Cary US LLP
6225 Smith Avenue
Baltimore, Maryland 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

Jason C. Harmon
jason.harmon@dlapiper.com
T 410.580.4170 F 410.580.3170

February 11, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Jeffrey Riedler
Zafar Hasan
Suzanne Hayes

Re:	Human Genome Sciences, Inc.
Registration Statement on Form S-3
File No. 333-121724

Ladies and Gentlemen:

     This letter is submitted on behalf of Human Genome Sciences, Inc. (“HGS”) in response to comments set forth in your letter to Steven C. Mayer, Chief Financial Officer of HGS, dated January 11, 2005. HGS is filing today a first amendment to the above-referenced registration statement. In the amendment, HGS has revised the sections entitled “Selling Holders” and “Plan of Distribution” to include the disclosure requested in your letter. We hope that the revisions to HGS’ registration statement address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have. Thank you very much for your attention to this matter. Please contact me at (410) 580-4170 should you have any questions concerning this letter or require further information.

Sincerely,

/s/ Jason C. Harmon

Jason C. Harmon

cc:	Steven C. Mayer
James H. Davis, Ph.D.